SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                     For the period ended December 31, 2002



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F /X/                    Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes / /                          No /X/


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     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form
F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).

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elan                        Corporate Bulletin




Contacts:
Investors:  (U.S.)      Investors:  (Europe)         Media:
Jack Howarth            Emer Reynolds                Sunny Uberoi
Ph:   212-407-5740      Ph:    353-1-709-4000        Ph:   212-994-8206
      800-252-3526             00800 28352600              800-252-3526


           ELAN COMPLETES SALE OF ITS REMAINING STOCKHOLDING IN ATHENA
                       DIAGNOSTICS FOR $82 MILLION IN CASH


DUBLIN, IRELAND, December 31, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan"), together with the other stockholders of Elan's subsidiary, Athena Diagnostics, Inc. ("Athena Diagnostics"), have completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman Capital ("Behrman") and certain of its affiliated investment funds. As per the terms of the transaction that was previously announced on November 22, 2002, Elan has realised net cash proceeds of approximately $82 million.

"The sale of Athena Diagnostics brings cash raised and to be received pursuant to previously announced transactions through our asset divestiture program to approximately $680 million. In the five months since the announcement of our recovery plan, we have accomplished nearly 45% of the stated target of $1.5 billion to be achieved by the end of 2003," said Dr. Garo Amen, chairman of Elan. "Based on the execution of our recovery plan to date, I am confident that we will reach our divestiture targets ahead of schedule. Discussions on other asset divestitures and business rationalisations are ongoing."

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Elan Completes Sale of its Remaining Stockholding in Athena Diagnostics for $82 million in Cash


This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgment as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the funds received from this transaction will have a material contribution to Elan's efforts to, or predict or guarantee Elan's ability to, raise substantial proceeds from the divestment of assets. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                               ELAN CORPORATION, plc



                               By:   /s/ William F. Daniel
                                     ----------------------------
                                     William F. Daniel
                                     Company Secretary

Date: January 2, 2003